Exhibit No. 99-A

Certain Confidential Material Contained in this Document has been omitted and filed separately with the Securities and Exchange Commission Pursuant to Rule 24b-2 of the Securities Exchange Act of 1933, as amended.


        KAMINE/BESICORP CARTHAGE L.P.

                              Financial Statements

                           December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Partners
Kamine/Besicorp Carthage L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Carthage L.P. as of December 31, 1997 and 1996, and the related statements of operations, partners' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Carthage L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


February 24, 1998

                         KAMINE/BESICORP CARTHAGE L.P.
                                 Balance Sheets
                           December 31, 1997 and 1996


                           Assets                                  1997         1996


Current assets:
 Cash                                                          $ 1,441,960    1,482,802
 Cash held in escrow                                               385,706      421,919
 Accounts receivable                                             2,727,487    2,235,457
 Other receivables                                                 208,976      897,888
 Prepaid expenses and other current assets                         443,671      487,299
 Current portion of loans receivable from affiliate (note 8)       142,635      126,042
                                                                ----------   ----------
     Total current assets                                        5,350,435    5,651,407
                                                                ----------   ----------
Facility under capital lease (note 4)                           52,706,409   52,706,409
 Less accumulated amortization                                   6,392,885    4,287,724
                                                                ----------   ----------
     Facility under capital lease, net                          46,313,524   48,418,685
                                                                ----------   ----------
Other assets:
 Cash held in escrow                                             3,000,000    2,000,000
 Loans receivable from affiliate (note 8)                        2,183,240    2,325,875
                                                                ----------   ----------
     Total other assets                                          5,183,240    4,325,875
                                                                ----------   ----------
     Total assets                                              $56,847,199   58,395,967
                                                                ----------   ----------
                                                                ----------   ----------
       Liabilities and Partners' Equity (Deficiency)
Current liabilities:
 Current installments of long-term debt (note 5)                   230,228      207,679
 Accounts payable                                                1,779,929    1,891,974
 Amounts due to related parties (notes 2 and 8)                  1,534,475    1,574,815
 Accrued expenses and other current liabilities                        904        3,635
 Obligations under capital lease - current (note 4)              1,522,030    1,342,299
                                                                ----------   ----------
     Total current liabilities                                   5,067,566    5,020,402

Long-term debt, excluding current installments (note 5)          3,009,036    3,239,264
Obligations under capital lease (note 4)                        47,699,446   49,221,475
Deferred gain on sale of Facility (note 3)                       1,034,564    1,081,589
                                                                ----------   ----------
     Total liabilities                                          56,810,612   58,562,730
                                                                ----------   ----------
Partners' equity (deficiency) (note 2):
 General partners                                                   24,120      (82,842)
 Limited partners                                                   12,467      (83,921)
                                                                ----------   ----------
     Total partners' equity (deficiency)                            36,587     (166,763)

Commitments and contingencies (notes 4, 5, 6 and 7)             ----------   ----------
     Total liabilities and partners' equity (deficiency)       $56,847,199   58,395,967
                                                                ----------   ----------
                                                                ----------   ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP CARTHAGE L.P.
                            Statements of Operations
                  Years ended December 31, 1997, 1996 and 1995


                                                      1997         1996           1994


Revenues (note 7)                                 $29,719,073   28,883,434     26,556,893
                                                   ----------   ----------     ----------
 Operating expenses:
    Amortization of asset under capital lease       2,105,161    2,105,160      2,124,381
    Fuel (note 1)                                  11,382,890    9,757,592      9,766,448
    Operations and maintenance (note 7)             1,593,738    1,585,643      1,567,170
    Overhaul (note 7)                                 415,691      366,599        466,520
    Administrative fee (notes 2 and 8)                341,522      328,843        318,278
    Insurance                                         366,152      331,208        318,654
    Amortization of organization costs (note 1)            --       40,940         49,154
    Utilities                                         276,547      284,129        284,937
    Property taxes                                    198,856      198,900        198,370
    Other                                             492,877      283,894        308,292
                                                   ----------   ----------     ----------
     Total operating expenses                      17,173,434   15,282,908     15,402,204
                                                   ----------   ----------     ----------
     Income from operations                        12,545,639   13,600,526     11,154,689
                                                   ----------   ----------     ----------
Other income (expense):
 Interest expense                                  (6,666,244)  (6,862,909)    (7,074,297)
 Contract rights (note 8)                          (1,090,556)  (1,093,354)    (1,091,540)
 Cash flow fees (note 8)                             (397,131)    (447,057)      (251,464)
 Interest income                                      397,216      366,270        334,355
 Gain on sale of Facility (note 3)                     47,025       47,026         47,028
 Other expenses                                       (67,993)     (44,022)       (56,138)
                                                   ----------   ----------     ----------
     Total other expense                           (7,777,683)  (8,034,046)    (8,092,056)
                                                   ----------   ----------     ----------
     Net income                                   $ 4,767,956    5,566,480      3,062,633
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP CARTHAGE L.P.
                  Statements of Partners' Equity (Deficiency)
                  Years ended December 31, 1997, 1996 and 1995


                                                    General      Limited         Total
                                                    partners     partners


Partners' deficiency at December 31, 1994         $  (724,841)    (134,369)      (859,210)
Partners' distributions (note 2)                   (1,538,926)  (1,368,789)    (2,907,715)
Partnership restructuring (note 2)                    276,255     (276,255)            --
Net income (note 2)                                 1,610,945    1,451,688      3,062,633
                                                   ----------   ----------     ----------

Partners' deficiency at December 31, 1995            (376,567)    (327,725)      (704,292)


Partners' distributions (note 2)                   (2,634,243)  (2,394,708)    (5,028,951)
Net income (note 2)                                 2,927,968    2,638,512      5,566,480
                                                   ----------   ----------     ----------

Partners' deficiency at December 31, 1996             (82,842)     (83,921)      (166,763)

Partners' distributions (note 2)                   (2,400,983)  (2,163,623)    (4,564,606)
Net income (note 2)                                 2,507,945    2,260,011      4,767,956
                                                   ----------   ----------     ----------
Partners' equity at December 31, 1997             $    24,120       12,467         36,587
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP CARTHAGE L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1997, 1996 and 1995

                                                                1997        1996           1995

Cash flows from operating activities:
 Net income                                                 $ 4,767,956   5,566,480      3,062,633
 Adjustments to reconcile net income to net cash provided
  by operating activities:
     Amortization of Facility under capital lease             2,105,161   2,105,160      2,124,381
     Amortization of deferred organization and
      start-up costs                                                 --      40,940         49,154
     Amortization of deferred gain                              (47,025)    (47,026)       (47,028)
     Changes in operating assets and liabilities:
        Increase in escrow accounts                            (963,787) (1,150,898)    (1,228,665)
        Decrease (increase) in receivables                      196,882    (487,704)       (62,475)
        Decrease (increase) in prepaid expenses and other
          current assets                                         43,628     (52,261)       364,012
        (Decrease) increase in accounts payable                (112,045)    263,958       (307,686)
        (Decrease) increase in due to related parties           (40,340)    423,686        (62,397)
        (Decrease) increase in accrued expenses and other
          current liabilities                                    (2,731)    (11,203)        13,189
                                                             ----------  ----------     ----------
     Net cash provided by operating activities                5,947,699   6,651,132      3,905,118
                                                             ----------  ----------     ----------
Cash flows from financing activities:
 Payments on capital lease obligation                        (1,342,298) (1,166,276)    (1,160,305)
 Proceeds from long-term debt                                        --          --        101,812
 Payments on long-term debt                                    (207,679)   (200,738)      (148,880)
 Payments on note payable to bank, net                               --          --       (197,501)
 Decrease in loans receivable from affiliate                    126,042     111,243         74,813
 Partners' distributions                                     (4,564,606) (5,028,951)    (2,907,715)
                                                             ----------  ----------     ----------
     Net cash used in financing activities                   (5,988,541) (6,284,722)    (4,237,776)
                                                             ----------  ----------     ----------
     Net (decrease) increase in cash                            (40,842)    366,410       (332,658)
Cash at beginning of year                                     1,482,802   1,116,392      1,449,050
                                                             ----------  ----------     ----------
Cash at end of year                                         $ 1,441,960   1,482,802      1,116,392
                                                             ----------  ----------     ----------
                                                             ----------  ----------     ----------
Supplemental disclosure of cash flow information - cash
 paid during the year for interest                          $ 6,666,244   6,894,397      7,275,471
                                                             ----------  ----------     ----------
                                                             ----------  ----------     ----------
Noncash investing and financing activities-capital lease
 repricing adjustment (note 4)                              $        --          --        443,591
                                                             ----------  ----------     ----------
                                                             ----------  ----------     ----------
See accompanying notes to financial statements.


                         KAMINE/BESICORP CARTHAGE L.P.
                         Notes to Financial Statements
                           December 31, 1997 and 1996

(1) Organization and Summary of Significant Accounting Policies

Organization

Kamine/Besicorp Carthage L.P. (the Partnership) is a Delaware limited partnership formed on February 27, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 59-megawatt cogeneration facility (the Facility or the Project) on the premises of Fort James Corporation (Fort James), formerly James River Paper Company, Inc., in Carthage, New York. The Facility is operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of energy.

The general partners of the Partnership are Kamine Carthage Cogen Co., Inc. (KCCCI) and Beta Carthage Inc. (a subsidiary of Besicorp Group Inc. (Besicorp)), each of which retains a 42.5% interest in the Partnership. Affiliates of the general partners, Kamine Development Corp. (KDC) and Beta C&S Limited, each own a 7.5% limited partner interest. On May 3, 1995, KCCCI restructured its 42.5% general partner interest in the Project to a 32.4% limited partner interest and a 10.1% general partner interest. KDC and KCCCI assigned the economic rights of their limited partner interests to a trust, with Chemical Bank as trustee, on May 3, 1995.

The Facility began commercial operations on November 1, 1991. Substantially all revenues from the Facility are generated by selling power to one customer, Niagara Mohawk Power Corporation (NIMO). Sales to NIMO approximated 95%, 96% and 99% of total revenues in 1997, 1996 and 1995, respectively.

The Partnership conveyed ownership of the Facility to the Jefferson County Industrial Development Agency (IDA). The tax-exempt status of the IDA exempts the Project from property taxes during IDA ownership. Payments in lieu of real property taxes are made to the IDA and payments for special assessments are made to Jefferson County under agreements dated June 1, 1991. The IDA has appointed the Partnership as its agent and was to convey the Facility to the Partnership in accordance with an installment sale agreement.

The Partnership's interest in the Facility was sold to General Electric Capital Corporation (GECC) on December 22, 1994 and leased back by the Partnership. GECC entered into a Trust Agreement with Manufacturers and Traders Trust Company (M&T) as of December 9, 1994 to engage M&T as Owner Trustee. In connection with the sale of the Partnership's interest in the Facility, the installment sale agreement was assigned to M&T.

Summary of Significant Accounting Policies

Amortization of Capital Lease

Amortization of the Facility under capital lease is computed using the straight-line method over the lease term.

(1), Continued

Deferred Organization and Start-up Costs

The deferred organization and start-up costs were amortized on a straight-line basis over a 60-month period commencing on the date the Facility was placed in service. Amortization charged to operations for the years ended December 31, 1997, 1996 and 1995 was $0, $40,940 and $49,154, respectively.

Revenue Recognition

Revenues are recognized as earned.

Gain on Sale

The gain from the sale of the Facility has been deferred and is being recognized on a straight-line basis over the lease term.

Income Taxes

Income taxes have not been provided, since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

Fuel Sales

Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to disposition of such excess capacity in 1997, 1996 and 1995 amounted to $2,288,173, $4,651,362 and $1,849,286, respectively.

Escrow Accounts

An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is Summit Bank (Summit). Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as escrow accounts. The escrow accounts' balance at December 31, 1997 and 1996 consists of a current account principally for payment of taxes and insurance and a long-term escrow reserve for lease payments.

Financial Instruments

The carrying value of the Partnership's financial instruments at December 31, 1997 approximate their estimated fair value. The carrying amounts of accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate fair

(1), Continued

value due to the short-term maturity of such instruments. Management believes the carrying amounts of loans receivable and long-term debt approximate fair value based on rates that would be offered by the Partnership for issuance of loans and rates that would be offered to the Partnership for debt with similar maturities and characteristics.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Partnership adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. The statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this Statement did not have an impact on the Partnership's financial position or results of operations.

Use of Estimates

In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses and the disclosure of contingent assets and liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Risks and Uncertainties

The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

The regulated investor-owned utility industry is currently subject to considerable market pressures and changes in the federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York (the Commission) setting forth numerous restructuring

(1), Continued

proposals, including a significant reduction in the price for power purchased from independent power producers currently under contract with NIMO. NIMO stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and securities. An agreement in principle was announced on March 10, 1997 whereby NIMO would restructure or terminate the power contracts for combinations of cash and/or debt securities, common stock and new agreements. On July 10, 1997, NIMO announced that a master restructuring agreement was signed with respect to 29 independent power contracts, including the one held by the Partnership. On September 25, 1997, NIMO announced that it had reached an agreement with the staff of the New York Department of Public Service on a rate and restructuring plan (including recommended approval of the master restructuring agreement). After a series of hearings and testimony by interested parties, on December 29, 1997 the assigned Administrative Law Judge recommended approval of the rate and restructuring plan with some modifications. On February 24, 1998, the Commission approved the master restructuring agreement. Any restructuring remains subject to the approval of third parties for both the Partnership and NIMO and there is no assurance that a restructuring will be completed or that changes will not occur. The outcome of the industry trends, regulatory changes, the NIMO negotiations and NIMO's financial viability cannot presently be determined.

Reclassification

Certain items in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

(2) Allocation of Income, Losses and Cash Distributions

A separate capital account has been established and maintained for each partner. Each such account is (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allo-cated to such partner, any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, any decrease in such partner's share of liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

Profits and losses for any calendar year or portion of such year are allocated among the partners in proportion to their percentage ownership interests, except that to the extent any allocation of losses would reduce any limited partner's adjusted capital account balance, as defined and agreed by the partners, below zero, such portion of losses shall be specially allocated to the general partners in equal shares and, in turn, any subsequent profits shall be allocated so as to reverse the effect of such special allocation of losses.

(2), Continued

The partners' accounts were restructured in 1995 to reflect KCCCI's change in its general partner interest from 42.5% to 10.1% in exchange for a 32.4% limited partner interest. The net effect of this change is a $276,255 decrease in the general partners' deficiency account balance and a similar increase in the limited partners' deficiency account balance.

Net cash flow, as defined, for each calendar quarter is distributed to the partners in accordance with their percentage ownership interests. In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a percentage rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. All partners' distributions in 1997, 1996 and 1995 were for payment of such taxes as well as net cash flow distributions.

In addition to their respective shares of the partnership cash flow, the general partners and/or their affiliates receive an administrative fee of $300,000 per annum (escalated for changes in the Employment Cost Index) and contractual rights to cash flow development fees.

(3) Sale of Facility

The Facility was sold on December 22, 1994 to GECC for $53,150,000. Proceeds from the sale were used to repay outstanding loans, pay a fee to GECC and partially fund transaction costs. A gain on sale of $1,176,931 was deferred and is being recognized over the term of the lease. In 1997, 1996 and 1995, $47,025, $47,026 and $47,028, respectively, of the gain was recognized.

(4) Lease of Facility

The Partnership entered into a Lease Agreement with M&T on December 22, 1994 to lease the Facility for 25 years with an option to renew for up to three years at a fair market rental value. The lease is recorded as a capital lease. The lease was subject to repricing to account for changes in assumptions and estimated costs related to certain transaction expenses and the construction costs of other equipment.

On December 20, 1995 (the repricing date), construction of other equipment was completed and all rights, title and interest in such equipment was transferred to M&T. In addition, the rental payments were revised on the repricing date to account for the changes in assumptions and estimated costs. As a result of the change in rental payments, the Facility under capital lease and related lease obligation were decreased by $443,591 on December 20, 1995.

(4), Continued

At December 31, 1997, the future minimum annual lease payments for the capital lease obligation are as follows:


1998                                   $   7,651,542
1999                                       7,651,542
2000                                       7,651,542
2001                                       7,651,542
2002                                       7,651,542
Thereafter                                74,821,074
                                         ------------
                                         113,079,074
Less interest                             63,857,598
                                         ------------
Future minimum annual lease payments   $  49,221,476
                                         ------------
                                         ------------


(5) Financing

On December 9, 1994, a Term Loan, a Working Capital and Letter of Credit Financing Agreement was entered into with GECC. It provided for a Tranche A Term Loan for up to $1,750,000 to fund construction for certain alterations to the Facility, which were purchased by GECC. In connection therewith, the Tranche A Term Loan was repaid in December 1995. In addition, a Tranche B Term Loan for up to $4,250,000 was provided ($3,239,264 and $3,446,943 outstanding at December 31, 1997 and 1996, respectively) to fund transaction costs not funded by the sale proceeds and a loan to a related party which will be repaid over 12 years (see note 8). An amendment to the Tranche B Term Loan was entered into on December 20, 1995 which fixed the interest rate at 10.21% effective December 1, 1995. In addition, the Working Capital Commitment of $2,000,000 is available to the Partnership, as well as up to $6,000,000 for letters of credit related to fuel obligations. At December 31, 1997 and 1996, there were no borrowings outstanding under the Working Capital Commitment. At December 31, 1997, the Partnership had open letters of credit of $2,106,218.

The total amounts of long-term debt due under the Tranche B Term Loan during each of the next five years are as follows:


Year ending December 31:
1998                                $  230,228
1999                                   255,224
2000                                   282,090
2001                                   313,562
2002                                   347,606
                                     ---------
                                     ---------


(6) Lease of Land

The Facility is on a parcel of land owned by Fort James Corporation adjacent to its paper mill. The land is leased to the Partnership for a nominal amount. In 1994, the lease was amended to extend the term to 40 years from November 5, 1994. The lease has been assigned to M&T in connection with the sale of the Facility.

(7) Commitments and Contingencies

Commitments

Affiliates of the Partnership entered into a PPA with NIMO dated as of June 5, 1987 with approval by the Commission on September 1, 1987. The PPA was assigned to the Partnership. NIMO agreed to purchase electricity generated by the Facility for a term of 20 years from the date of commercial operation at the higher of $.06 per kilowatt-hour or actual avoided cost, as defined.

As of May 27, 1992, the Partnership entered into an amendment to the PPA whereby the amount of electricity to be sold was increased from approximately 49 megawatts (original capacity) to 56 megawatts in the summer period and 59 megawatts in the winter period (subject to adjustment based on performance). Revenues for the original capacity continued to be earned based on the higher of $.06 per kilowatt-hour or actual avoided cost, as defined, for the amount of electricity generated. For the additional capacity NIMO was to make payments at $.06 per kilowatt-hour for five years from the date of the amendment, with the difference between $.06 and actual energy-only tariff rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). After the five-year period, the additional capacity was to be sold to NIMO at statutorily required minimum rates less the amount required to liquidate the adjustment account over the remaining life of the PPA. The adjustment account balance was secured by a lien on the Facility that was subordinate to GECC's security.

An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 5, 1994. The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from November 5, 1994. In addition, the NIMO adjustment account at that date was eliminated.

The Partnership entered into an Energy Services Agreement (ESA) with Fort James dated as of October 31, 1989 and amended and restated as of October 21, 1994. Fort James will purchase mill requirements for steam from the Facility according to pricing set forth in the amended and restated ESA for a term of 35 years from November 5, 1994.

(7), Continued

The Partnership entered into a Peak Shaving Agreement with NIMO as of December 9, 1993. Under this agreement, NIMO can take the Partnership's contracted natural gas, subject to defined limitations, for up to 35 days from every November 15 to April 16 of the following year. As compensation, the Partnership receives a fee of $.25 to $.75 per decatherm of gas plus the cost of alternate fuel or the cost of the gas. Revenues realized pursuant to this agreement were $327,357 in 1996. There were no revenues realized pursuant to this agreement in 1997 or 1995.

The Partnership entered into an Operations and Maintenance Agreement (O&M Agreement) with Stewart & Stevenson Operations, Inc. (the Operator) as of January 31, 1991. The O&M Agreement was amended and restated as of October 21, 1994 to conform with the plan for operations associated with the amended and restated PPA. Under the amended agreement, the Operator will operate and maintain the Facility for a period of 12 years and one successive 6-year term, unless 12 months' prior notice is given by the Partnership to the Operator. Compensation includes a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per Operating Hour, both amounts subject to annual escalation beginning January 1, 1995 based upon changes in the Producer Price Index (PPI). The Operator also is paid a fee for major facility overhauls at a rate that ranges from (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per Equivalent Operating Hour, as defined. This fee is also subject to annual escalations based upon changes in the PPI. The agreement also provided for the Partnership to pay the Operator a mobilization fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date, as defined. The agreement also provides for the Operator to receive a bonus or be obligated to pay a penalty based on a performance factor, as defined. The Partnership reimburses the Operator for letter of credit fees and insurance premiums based upon evidence by the Operator that such expenses have been paid.

The Partnership has entered into various contracts for the supply and transportation of natural gas to the Project. Natural gas is being supplied by Renaissance Energy Ltd. (a Canadian corporation) from dedicated reserves. Transportation of natural gas by pipelines is provided by TransCanada Pipelines Limited from Burstall, Saskatchewan, Canada to Grand Island, New York; by Empire State Pipeline Company to Oneida, New York; and by NIMO to the Facility.

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The aforementioned agreements have been assigned to M&T in connection with the sale of the Facility.

In addition, the Facility has the capacity to utilize kerosene as an alternative fuel. The Partnership maintains an open account with Sprague Energy Corporation to purchase such fuel.

(7), Continued

Contingencies

The Partnership and certain related parties, including the general and limited partners, have been named as defendants in a lawsuit. The plaintiff alleges that on or about October 11, 1988, the plaintiff was awarded the contracts for the construction of the Facility and a separate cogeneration facility located in South Glens Falls, New York. The complaint alleges breach of contract, unjust enrichment, promissory estoppel, and fraud and/or negligent misrepresentation. The plaintiff is seeking $7,446,000 in damages under its causes of action, plus unspecified punitive damages from all parties named in the lawsuit.

On January 15, 1991, the defendants answered the complaint and denied all the material allegations and asserted various affirmative defenses. On February 28, 1995, the defendants filed a motion for summary judgment dismissing the plaintiff's claims. On May 22, 1996, the court dismissed the claim alleging breach of contract. The court declined to issue a summary judgment ruling on the remaining claims. On September 25, 1996, the defendants appealed the court's failure to dismiss the remaining claims. The plaintiff appealed the court's dismissal of the claim alleging breach of contract. On March 12, 1997, the appellate court upheld the ruling of May 22, 1996. On June 9, 1997, the court ordered that the case be submitted to non-binding mediation via the commercial division's Alternative Dispute Resolution Program. Mediation was unsuccessful. Management and legal counsel believe that the lawsuit has little or no merit. The ultimate outcome of this litigation cannot currently be determined.

(8) Related-party Transactions

Affiliates of the general partners receive an administrative fee for managing the operations of the Partnership. Administrative fees were $341,522, $328,843 and $318,278 in 1997, 1996 and 1995, respectively.

As of December 9, 1994, the Partnership entered into an interfacility loan agreement with Kamine/Besicorp South Glens Falls L.P. (KBSGF) and Kamine/Besicorp Natural Dam L.P. (KBND). The agreement allows KBSGF and KBND to borrow funds or advance funds to the extent of available cash, as defined in the loan agreement. Such loans to or from either KBSGF or KBND are required when there are insufficient funds available to pay certain current obligations. At December 31, 1997 and 1996, there are no outstanding amounts due to or from KBSGF and KBND.

On December 22, 1994, the Partnership advanced $2,637,973 to Kamine/Besicorp GlenCarthage Partnership. The loan receivable is payable in quarterly installments over 12 years and carried an interest rate based on either the Commercial Paper Rate or the annual yield on 10-year U.S. Treasury obligations, as defined, plus 4.5%. The interest rate was fixed on December 1, 1995 at 10.21%, based on the 10-year U.S. Treasury yield at that time, plus 4.5%.

(8), Continued

The Partnership has an agreement with the two developers for additional fees for development work, management and administrative services. These fees (cash flow fees and contract rights) have been assigned by the developers to Kamine/Besicorp GlenCarthage Partnership, in which the developers are partners. This partnership has the right to receive these fees when the Partnership has sufficient funds available in accordance with payment priority, provided that the developers deliver the management and administrative services. The contract
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rights, as defined, are payable through March 31, 2007. The Partnership has recorded as expense contract rights of $1,090,556, $1,093,354 and $1,091,540 in 1997, 1996 and 1995, respectively. Cash flow fees are payable over the life of the Project based on 8.5% of cash flows from operations, as defined. Cash flow fees paid to related parties in 1997, 1996 and 1995 were $397,131, $447,057 and $251,464, respectively.

(9) Subsequent Event

In January 1998 Fort James announced plans to close its Carthage, New York facility in April 1998 and discontinue purchasing steam under the ESA. Fort James has certain obligations under the ESA to ensure that the Facility is able to continue as a Qualifying Facility. Therefore, the Partnership, in conjunction with Fort James, is currently pursuing a number of alternatives, including potentially contracting with a new thermal customer to replace Fort James, in order for the Facility to continue operating as a Qualifying Facility.

The Partnership believes that it will be successful in maintaining the status of the Facility. The inability of the Facility to maintain this status could have a material adverse effect on the Partnership's financial position. No adjustments have been made to the financial statements due to the uncertainty of this matter.